UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 24, 2025 (November 24, 2025)

Soulpower Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42582	98-1793430
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

250 West 55th Street, 17th Floor, New York, New York 10019

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 201-282-6717

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one right	SOULU	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	SOUL	New York Stock Exchange
Rights, each right entitling the holder to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of the initial business combination	SOULR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure

Business Combination Agreement

On November 24, 2025, Soulpower Acquisition Corporation, a Cayman Islands exempted company (“SPAC” or “Soulpower”), issued a press release (the “Press Release”) announcing that on November 24, 2025, SPAC entered into a business combination agreement (the “BCA”) with SWB LLC, a Cayman Islands limited liability company (the “Company” or “SWB”), and certain other parties named therein, including a newly formed Cayman Islands exempted holding company, SWB Holdings (“Pubco”), pursuant to which, upon the consummation of the transactions contemplated thereby (the “Closing”), SPAC and the Company will merge with wholly-owned subsidiaries of Pubco and become wholly-owned subsidiaries of Pubco, with the securityholders of SPAC receiving non-voting Class A ordinary shares of Pubco and the members of the Company receiving a mix of non-voting Class A ordinary shares of Pubco and voting Class V ordinary shares of Pubco. Justin Lafazan, the CEO of Soulpower and the founder and managing member of SWB, will become the Chairman of the Board and CEO of Pubco following the Closing, and will indirectly control the Class V ordinary shares of Pubco, the only equity shares of Pubco entitled to vote, through The Lafazan Brothers LLC. The combined public company plans to launch as a licensed international financial institution under the name SOUL WORLD BANKTM with diverse financial lines, including a stablecoin-denominated AI bank offering yield for depositors through tokenized assets.

Prior to or simultaneously with the execution of the BCA, SWB entered into binding agreements for contributions to SWB of assets valued by SWB at approximately $6.75 Billion (net of debt incurred or cash consideration payments) in exchange for new non-voting SWB membership interests, with such contributions to occur immediately prior to the Closing. Under the BCA, SWB will go public at a pre-money transaction based on the assets contributed to SWB prior to the Closing, which based on the commitments signed at the time of the signing of the BCA, would represent a pre-money transaction value for SWB of approximately $8.1 Billion, and subject to potential increase prior to the Closing if SWB enters into additional binding commitments for contributions for additional assets and consummates such contributions prior to the Closing.

The Press Release also announced that the new Pubco has entered into a $5 Billion committed equity facility (the “ELOC”) through an Ordinary Shares Purchase Agreement for non-voting Class A ordinary shares of Pubco with CREO Investments LLC (the “Investor”), pursuant to which the Investor would provide an equity line of credit of up to $5 Billion to Pubco post-Closing, subject to a resale registration statement with the Securities and Exchange Commission (the “SEC”), among other conditions.

There can be no assurance that the transactions contemplated by the BCA (the “Business Combination”) or ELOC will occur as planned or at all. SPAC intends to file a Current Report on Form 8-K with a detailed description of the BCA within four business days of entry into the BCA with the SEC. A copy of the Press Release is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this “Form 8-K”).

The information in this Item 7.01 and Exhibit 99.1 attached hereto will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

In connection with the transaction, Pubco, SPAC and SWB will prepare and file a registration statement (“Registration Statement”) with the SEC, which will include a preliminary proxy statement of Soulpower and a preliminary prospectus of Pubco with respect to the securities to be offered to Soulpower shareholders and others in the Business Combination. After the Registration Statement is declared effective, Soulpower will mail a definitive proxy statement/prospectus to its shareholders as of a record date to be established for voting on the Business Combination. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at an extraordinary general meeting of Soulpower’s shareholders. This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Soulpower, SWB and Pubco may also file other documents with the SEC regarding the Business Combination. Soulpower’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Soulpower, SWB, Pubco, the BCA and the Business Combination. The documents filed by Soulpower, SWB, and Pubco with the SEC also may be obtained free of charge upon written request to Soulpower at SOUL@crescendo-ir.com.

Participants in the Solicitation

SPAC, SWB, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from the SPAC’s shareholders in connection with the Business Combination. A list of the names of such persons, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of Pubco’s directors and executive officers, will be set forth in the Registration Statement, which is expected to be filed by Pubco and SPAC with the SEC. Investors and other interested parties may obtain free copies of these documents as described above.

No Offer or Solicitation

Soulpower, SWB, and Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Soulpower’s shareholders in connection with the Business Combination. Investors and other interested persons may obtain more detailed information regarding the names, affiliations and interests of Soulpower’s directors and officers in Soulpower’s final prospectus filed with the SEC on April 3, 2025 (the “Soulpower IPO Prospectus”), its reports on Form 8-K filed with the SEC on April 4, 2025 and on November 24, 2025, its Quarterly Report on Form 10-Q for the period ended June 30, 2025, filed with the SEC on August 14 , 2025 and its Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the SEC on November 13, 2025. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Soulpower’s shareholders in connection with the Business Combination will be set forth in the Registration Statement when available. Information concerning the interests of Soulpower’s SWB’s, and Pubco’s participants in the solicitation, which may, in some cases, be different than those of their respective equityholders generally, will be set forth in the Registration Statement when it becomes available.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” with respect to Soulpower, SWB and Pubco. The expectations, estimates, and projections of the businesses of Soulpower, SWB and Pubco may differ from their actual results and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and are subject to, without limitation, (i) known and unknown risks, including the risks and uncertainties indicated from time to time in the Soulpower IPO Prospectus, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Soulpower, SWB or Pubco, including, without limitation, the Registration Statement; (ii) uncertainties; (iii) assumptions; and (iv) other factors beyond Soulpower’s, SWB’s or Pubco’s’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, actual results may differ materially and adversely from those expressed or implied in any forward-looking statements, and Soulpower, SWB and Pubco therefore caution against placing undue reliance on any of these forward-looking statements.

Many of these factors are outside of the control of Soulpower, SWB, and Pubco and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination the BCA; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the BCA; (3) the inability to complete the Business Combination, including due to the failure to obtain approval of the shareholders of Soulpower or other conditions to closing the Business Combination; (4) SWB’s and Pubco’s ability to develop and manage their businesses, and the advantages and expected growth of SWB and Pubco; (5) the cash position of SWB and Pubco following Closing; (6) the inability to obtain or maintain the listing of Pubco’s securities on a stock exchange following the closing of the Business Combination; (7) the risk that the announcement and pendency of the Business Combination disrupts SWB’s and Pubco’s current plans and operations; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Pubco and SWB to develop and manage growth profitably and source and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws and regulations or political and economic developments; (11) the possibility that Pubco or SWB may be adversely affected by other economic, business and/or competitive factors; (12) Soulpower’s, SWB’s and Pubco’s estimates of expenses and profitability; (13) the amount of redemptions by Soulpower’s public shareholders; (14) the possibility that contractual counterparties that have committed to providing assets to SWB in connection with the Business Combination may not fulfill their obligations to SWB or that SWB may determine to terminate such agreements due to additional concerns identified in SWB’s diligence prior to the Closing or if the final independent third-party valuation of any such assets are less than SWB’s valuation of such assets, (15) the possibility that asset managers and other service providers to SWB may not fulfill their obligations following the Business Combination; (16) regulatory matters involving SOUL WORLD BANKTM and the other businesses and operations to be conducted by Pubco following the Business Combination, and (17) other risks and uncertainties included in the “Risk Factors” section of the Soulpower IPO Prospectus, the Registration Statement and other documents filed or to be filed with the SEC by Soulpower, SWB and Pubco. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Soulpower, SWB and Pubco do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

No Offer or Solicitation

This Form 8-K does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the transaction. This Form 8-K also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated November 24, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Soulpower Acquisition Corporation

	By:	/s/ Justin Lafazan
	Name:	Justin Lafazan
	Title:	Chief Executive Officer

Dated: November 24, 2025